SECURI[barcode] [illegible]SSION

05042152

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Corr **(212) 884-6241**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

757 3rd Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 01 2005
WASH. D.C. 202 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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AFFIRMATION

I, Roy Corr, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Guggenheim Securities, LLC, as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Roy Corr
Managing Director

Sworn and subscribed to before me this 10th day of February, 2005.

IDALIA DEJESUS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DE6086473
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JAN. 21, 2007

GUGGENHEIM SECURITIES, LLC

Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 1,648,354
Receivable from clearing organization	113,964
Accounts receivable from affiliates	870,571
Accounts receivable and prepaid assets	66,739
Fixed assets - at cost less accumulated depreciation of $6,343	21,185
Total assets	$ 2,720,813
Liabilities and Member's Capital	
Payroll liabilities	$ 1,189,035
Accrued expenses and other liabilities	336,425
Accounts payable to affiliates	93,861
Total liabilities	1,619,321
Member's capital	1,101,492
Total liabilities and member's capital	$ 2,720,813

The accompanying notes are an integral part of these financial statements

GUGGENHEIM SECURITIES, LLC

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	1,648,354
Receivable from clearing organization		113,964
Accounts receivable from affiliates		870,571
Accounts receivable and prepaid assets		66,739
Fixed assets - at cost less accumulated depreciation of $6,343		21,185
Total assets	$	2,720,813
Liabilities and Member's Capital		
Payroll liabilities	$	1,189,035
Accrued expenses and other liabilities		336,425
Accounts payable to affiliates		93,861
Total liabilities		1,619,321
Member's capital		1,101,492
Total liabilities and member's capital	$	2,720,813

The accompanying notes are an integral part of these financial statements